UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

_________Herzliya 46140, Israel_________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 19, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. Acquires Kitov Pharmaceuticals Ltd.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Herzliya, Israel – June 19, 2012 – In furtherance to the immediate report filed by the Company on April 15, 2012, the Company is hereby pleased to announce that on June 18, 2012, the Company's board of directors approved entering into an agreement according to which the Company will acquire the entire issued and outstanding share capital of Kitov Pharmaceuticals Ltd. ("Kitov"), a company which researches and develops combination drugs. Kitov's lead drug is ready for a phase 3 clinical trial and is focused on pain induced by osteoarthritis and treatment of hypertension ("Kitov Drugs").

The acquisition of Kitov's share capital will be completed through a statutory merger of a new subsidiary, NewCo1, with and into Kitov in such a manner that following the merger, NewCo will cease to exist and the Company will acquire 100% of Kitov's share capital from its shareholders, including all the warrants issued by Kitov to its holders of warrants in consideration of the following: (1) the allocation of 52,933,014 Ordinary shares of the Company; (2) the allocation of 1,053,789 warrants to purchase 1,053,789 shares of the Company; (3) the allocation of 766,000 special warrants to purchase 766,000 shares of the Company ("the Special Warrants") (the securities allocated according to (1) and (3) above will represent 19.9% of the Company's issued and outstanding share capital upon such allocations); (4) additional payments based on the accomplishment of certain milestones in the development of the Kitov Drugs, as stipulated in the agreement; and (5) additional payments upon the accomplishment of commercial milestones, which range accumulatively up to approximately $48 million ("the Milestone Payments"). The Company, at any time, in its sole discretion has the right to pay the Milestone Payments in its shares ("the share Swap Agreement"), which will reflect up to approximately 26.4% of the Company's issued and outstanding share capital, upon the completion of the transaction, respectively. The milestone payments will be effective for a period of 5 years from the completion of the transaction.

It should be noted that before any of the milestones are realized according to the Share Swap Agreement, on the date of signing the Share Swap Agreement, the Company will allocate its securities, which, assuming all the warrants allocated by the Company to Kitov's shareholders as described above are converted into Company shares, will represent 19.9% of the Company's issued and outstanding share capital on the date of closing upon such allocation.

The execution of the Share Swap Agreement is contingent on the fulfillment of several prerequisites, among others: (1) the signing of schedules to the Share Swap Agreement within 21 business days from the date of signing which will satisfy the parties to the share swap agreement. ("the Schedules Completion"); (2) the completion of a due diligence within 30 business days from the date of signing. If no objections to the due diligence are

1A company which will be incorporated pursuant to the Israeli Companies Law, 1999 for the purpose of carrying out the transaction which is the subject of this report and will be 100% owned by the Company.

submitted within said period, the due diligence process will be deemed successful ("the Due Diligence Completion").; (3) the receipt of a pre-ruling from the Israeli Tax Authority in accordance with Section 104h to the Israeli Income Tax Ordinance that the sale of Kitov securities and the allocation of the Company's securities to Kitov's shareholders will not be considered a tax event on the date of closing the transaction; (4) receipt of an independent third-party valuation report, which will support the consideration as set in the Share Swap Agreement; (5) the receipt of the approval of the general meeting of the Company's shareholders for the Share Swap Agreement in its entirety; (5) the receipt of the approval of the Tel-Aviv Stock Exchange for the registration for trade of the securities allocated by the Company to Kitov's shareholders. It was also decided that if by September 15, 2012, or any other subsequent day as determined with the parties' mutual consent, the above prerequisites are not fulfilled, the Share Swap Agreement will be cancelled. Additionally, if the Schedules Completion or the Due Diligence Completion will not be completed within the above set timelines, each party will have the right to cancel the Share Swap Agreement with no claim to the other party.

After the due diligence study is completed to the satisfaction of the Company and several additional prerequisites are met, the Company intends to issue an immediate report in respect of a substantial private placement in conformity with the Israeli Securities Regulations (Private Placement of Securities in a Listed Company), 2000.

It should be noted that the Share Swap Agreement includes certain understandings regarding the terms of office of Dr. Paul Waymack and Mr. Simcha Rock as directors in the Company, including the Company's Board's recommendation to appoint Dr. Paul Waymack as President and Chairman of the Company's Board, and the terms of a service agreement regarding his leadership of the clinical and regulatory development of all of the Company's products, which will be signed between Dr. Waymack and the Company.

According to the provisions of the Share Swap Agreement, Kitov's shareholders have undertaken to comply with a voluntary restriction period as follows: (1) 80% of Kitov's shareholders will not be able to sell their shares during a period of 15 months from the date of closing, followed by a nine-month period during which they will be able to sell 1% of their shares in the Company in each month. At the end of 24 months from the date of closing, their shares will be free of any restrictions; (2) the remaining Kitov shareholders (20%) ("the Remaining Kitov Shareholders") will not be able to sell their shares for a period of 12 months from the date of closing at the end of which they will be able to sell 50% of their shares and those restrictions will be lifted at the end of 24 months from the date of closing. It should be noted that if the Company, at its sole discretion, chooses to provide the Milestone Payments by way of issuing shares, 50% of these shares will also be subject to the same restriction period. In addition, 50% of the shares issued for accomplishment of milestones, shall be not be sellable for a period of 15 months from the date of Closing followed by a nine-month period during which they will be able to sell 1% of their shares in the Company in each month. At the end of 24 months from the date of closing, their shares will be free of any restrictions. Subject to any Law.

According to the Share Swap Agreement, the Company undertook to execute a development plan for one of Kitov's drugs. According to this undertaking, the Company will invest up to $1.5 million in financing a trial which will commence within the later of: (i) three months from the date of consummation of the share swap agreement and (ii) six months from the date of signing the Share Swap Agreement, and is expected to be conducted over a 18 months period. If the Company fails to meet this undertaking to perform the above development plan, excluding cases which involve an adverse material change in the target field of the Kitov Drugs, the voluntary restriction period will expire for 50% of the Company's restricted shares allocated to Kitov under the Share Swap Agreement subject to any law. For the removal of doubt it is hereby clarified that based on Kitov's objective assessments, as presented in the Share Swap Agreement, Kitov will require an accumulative investment of approximately $9 million in the development of its drugs and until their approval for marketing.

The Share Swap Agreement also prescribes that in the event that the Company raises capital in an amount in excess of $ 6 million, in a period of up to 18 months from the closing date, it will pay Kitov's shareholders an aggregate of $200 thousand and then the Special Warrants shall expire. In case the Company will not complete such capital raise, Kitov's shareholders will be entitled to exercise the Special Warrants allocated to them in the Share Swap Agreement, and the Company will not pay the $200 thousand as mentioned above.

In addition to all of the aforementioned, the parties agreed that before three days from the signing of the Share Swap Agreement elapse, the Company will provide Kitov a loan facility totaling up to $ 50 thousand ("the Loan Facility") to be used by Kitov to make various payments involving procedures required in the process of completing the Share Swap Agreement. The Loan will be repaid to the Company with 5% annual interest on the first anniversary from the date of closing. If the transaction is not completed for reasons that are not under the Kitov's control, the loan will be reduced by 50% and will be repayable with 5% interest per annum to the Company.

Respectfully,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO for the treatment of multiple myeloma blood cancer was granted an orphan drug designation from the FDA. rHuEPO, has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD

Date: June 19, 2012	By:	/s/ David Grossman
Name: David Grossman
Title: Chief Executive Officer